Graubard Miller The Chrysler Building 405 Lexington Avenue New York, N.Y. 10174-1901 (212) 818-8800
(212) 818-8881		(212) 818-8610
email address
bross@graubard.com

September 24, 2014

VIA FEDERAL EXPRESS AND EDGAR

Anne Nguyen Parker

Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Mojo Organics, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 11, 2014

File No. 333-196488

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013

Filed August 6, 2014

File No. 333-148190

Dear Ms. Parker:

On behalf of Mojo Organics, Inc. (the “Company”), we respond as follows to the Staff’s comment letter, dated August 21, 2014, relating to the above-captioned Amendment No. 1 to Registration Statement on Form S-1 (“Registration Statement”) and Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2013 (“Form 10-K”). Captions and page references herein correspond to those set forth in Amendment No. 2 to the Registration Statement or Amendment No. 2 to the Form 10-K, as applicable, copies of which has been marked with the changes from the prior amendment thereof. We are also delivering three (3) courtesy copies of such marked Amendment No. 2 to the Registration Statement and Amendment No. 2 to the Form 10-K to Caroline Kim.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 1 to Registration Statement on Form S-1

General

1.	Please update the financial statements and related information in your registration statement to comply with Rule 8-08 of Regulation S-X.

We have updated the financial statements and related information as required.

2.	In response to prior comment 3, you indicate that Ms. Vignone qualifies as your principal accounting officer as she is primarily responsible for book-keeping and other accounting functions yet you also indicate that she does not perform any policy-making function for the Company. Please explain why she is identified as the controller under the “Management” section of your corporate website at http://www.mojoorganicsinc.com/pages/management-team.html.

We have removed Ms. Vignone from the “Management” section of our corporate website. Per our prior response, Ms. Vignone performs in a ministerial, back office function and neither participates in the creation of Company strategy nor in any managerial or supervisory capacity.

Risk Factors, page 2

Risks Related to Our Securities, page 7

There is a limited trading market for our common stock …, page 7

3.	In your Form 10-K filed April 16, 2014, you disclose that the company’s common stock was quoted at that time on the OTC Pink® Marketplace. Please clarify when your common stock began trading on the OTCQB.

We have revised this disclosure as requested and disclose the relevant dates in the risk factor.

The requirements of being a public company may strain our resources…, page 8

4.	We note that your common stock trades on the OTCQB. We further note that to be eligible to trade on OTCQB, you must be current in all SEC periodic reporting requirements. Please revise the first sentence of this risk factor accordingly.

We have revised this disclosure as requested.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Results of Operations, page 15

5.	We note your added disclosure that two distributors accounted for 98% of sales revenue for the year ended December 31, 2013. Please identify these distributors by name.

We have revised this disclosure as requested to identify these distributors by name.

6.	We note your disclosure on page 16 that “The Company has exclusive agreements with several DSDs that cover certain geographical areas. There are no contracts with our other customers.” Please clarify whether you have agreements with the two distributors referenced in the comment immediately above. If you do, please revise to discuss the material terms of the agreements, and file the agreements as exhibits.

We have revised this disclosure as requested. Please note that the Company uses a form of agreement with its distributors. The form of distribution agreement is filed as an exhibit with this amendment.

Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2013

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 8

Results of Operations, page 9

7.	We note that although you indicated the revisions requested were made in response to prior comment 8, such revisions do not address the quantities of product sold, nor the extent to which you were able to achieve the minimum sales commitments under your license arrangement. As this appears to be a material contract you should discuss the salient provisions of your agreement, and the implications for non-compliance. We reissue prior comment 8.

We have revised this disclosure as requested to note that all of the Company’s revenues were generated in connection with the products licensed under the license agreement, thus generally disclosing sales volume information. We also revised the disclosure to note that the Company has not been able to achieve the minimum volume provisions of the license agreement and that Chiquita has the right to terminate same based on such failure. We respectfully note that the SEC granted the license agreement with Chiquita Brands LLC confidential treatment for various provisions and same was redacted accordingly. Among the provisions granted confidential treatment were minimum sales volumes.

Controls & Procedures, page 11

Evaluation of Disclosure Controls and Procedures

8.	We note your response to prior comment 10 indicating you believe the timely reporting objective of disclosure controls and procedures, as defined in Rule 15d-15(e) of Regulation 15D, is not relevant to your evaluations of effectiveness. Please contact the accounting staff identified in this letter to discuss.

We have revised the applicable disclosures based on conversations with the Staff to disclose that the Company’s ability to timely file Exchange Act reports will be part of its review of internal controls and procedures.

* * * * *

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Very truly yours,

Brian L. Ross

cc. Mr. Glenn Simpson